SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

A-MARK PRECIOUS METALS, INC.
_____________________________________________________________________________
(NAME OF ISSUER)

Common Stock, Par Value $0.01 Per Share
_____________________________________________________________________________
(Title of Class of Securities)

00181T 107
_____________________________________________________________________________
(CUSIP NUMBER)

Gregory N. Roberts
c/o A-Mark Precious Metals, Inc.
429 Santa Monica Blvd., Suite 230,
Santa Monica, CA 90401
(310) 587-1477

_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2014
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Gregory N. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,310
	8	SHARED VOTING POWER 903,894
	9	SOLE DISPOSITIVE POWER 77,310
	10	SHARED DISPOSITIVE POWER 903,894
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00181T10                13D

1		NAME OF REPORTING PERSONS William Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,790
	8	SHARED VOTING POWER 778,938
	9	SOLE DISPOSITIVE POWER 233,790
	10	SHARED DISPOSITIVE POWER 778,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Silver Bow Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 778,938
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 778,938
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated as of, and filed with the Securities and Exchange Commission on, March 21, 2014, by replacing Item 5 in its entirety. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (c).     As a result of the Distribution, Mr. Richardson has beneficial ownership of 1,012,728 shares of Common Stock (13.7% of the outstanding class), Silver Bow Ventures LLC has beneficial ownership of 778,938 shares of Common Stock (10.5% of the outstanding class), and Mr. Roberts has beneficial ownership of 981,204 shares of Common Stock (13.1% of the outstanding class). Mr. Richardson’s and Mr. Roberts’ beneficial ownership in each case includes the shares of Common Stock owned directly by Silver Bow Ventures LLC, as to which Mr. Richardson and Mr. Roberts share voting and dispositive power. In addition to his beneficial ownership of shares owned by Silver Bow Ventures LLC, Mr. Richardson has sole voting and sole dispositive power over 233,790 shares of Common Stock. In addition to his beneficial ownership of shares owned by Silver Bow Ventures LLC, Mr. Roberts shares voting power and dispositive power with his spouse over 124,956 shares of Common Stock, and has the currently exercisable right to acquire beneficial ownership (as sole voting and sole dispositive power) of 77,310 shares of Common Stock. Such stock options were granted effective March 19, 2014 by the Issuer to replace certain cancelled stock options previously granted by SGI. The number of shares of Common Stock reported as beneficially owned herein may be reduced slightly as a result of the automatic disposition of fractional shares in connection with the Distribution.

Percentages of the outstanding class of Common Stock set forth in this Item 5 are based on 7,402,663 shares of Common Stock estimated by the Issuer to be distributed in the Distribution and outstanding immediately thereafter, as of March 14, 2014, in the Issuer’s Prospectus Supplement filed with the SEC on February 28, 2014, and applicable provisions of Rule 13d-3.

(d) Not applicable.

(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2014 /s/ Gregory N.Roberts Gregory N. Roberts /s/ William Richardson William Richardson Silver Bow Ventures LLC By: /s/ Gregory N. Roberts